SHIN
CORPORATION

April 24, 2009

RECEIVED
2009 MAY -1 A 5:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

09045998

SUPPL

The U.S. Securities and Exchange Coı
Office of International Corporate Fina
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 031/2009**

  Subject: Minutes of the 2009 Annual General Meeting of Shareholders on the Company's Website.

  Date: April 24, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Panapichon A

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

dlw 5/1

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. 0107535000257
414 Shinawatra Tower 1, Pahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 Website http://www.shincorp.com

SHIN CORPORATION

Translation

Minutes of the Annual General Meeting of Shareholders for 2009

Shin Corporation Plc - Company Registration No. 0107535000257

Date, Time & Place

Held on Friday, 10 April 2009 at 10.00 a.m. at the Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Vibhawadi Rangsit Road, Khwaeng Chatuchak, Khet Chatuchak, Bangkok

Closing of share registration book

The Company's share registration book was closed on 20 March 2009 in order to determine the number of shareholders who had the right to attend the meeting and vote. On the closing date, 1,849 shareholders were registered holding a combined total of 3,201,066,604 shares.

Directors present

1. Dr. Virach Aphimeteetamrong	Chairman of the Board of Directors
2. Mr. Somchai Supphatada	Director and Chairman of the Audit Committee
3. Mr. Vithit Leenutapong	Director, Member of the Audit Committee, Member of the Leadership Development and Compensation Committee, Member of the Nomination and Governance Committee and Member of the Strategic and Organization Review Committee
4. Mr. Chalaluck Bunnag	Director and Member of the Audit Committee
5. Mrs. Thitima Rungkwansiriroj	Director and Member of the Nomination and Governance Committee
6. Mr. Arak Chonlatanon	Director, Member of the Executive Committee and Member of the Strategic and Organization Review Committee
7. Mr. Somprasong Boonyachai	Director, Member of the Leadership Development and Compensation Committee, Member of the Nomination and Governance Committee, Member of the Strategic and Organization Review Committee and Chairman of the Executive Committee

Directors absent

1. Mr. Surin Upatkoon	Director
2. Mr. Boon Swan Foo	Director, Chairman of the Leadership Development and Compensation Committee, Chairman of the Nomination and Governance Committee and Chairman of the Strategic and Organization Review Committee

Executives present

1. Ms. Nidchanun Santhavesuk	President
2. Mr. Anek Pana-apichon	Vice President – Finance & Accounting
3. Mr. Wichai Kittiwittayakul	Vice President – Company Secretary and Internal Audit
4. Mr. Kim Siritaweechai	Vice President – Portfolio Management

External auditor

Mr. Winid Silamongkol	CPA (Thailand) No. 3378 KPMG Phoomchai Audit Ltd.

External lawyer present to observe the voting procedures

Ms. Yaowarote Klinboon	Weerawong, Chinnavat and Peangpanor Ltd.

Right Protection Volunteer

Mr. Thitichai Sawasdee	Thai Investor Association

Preliminary notification

1. The ballot cards distributed to shareholders and proxies at the registration desk.
2. The meeting agreed and acknowledged that the agenda will be proposed by Chairman item by item as specified in the invitation letter and the Chairman will propose the information of each item and ask the shareholders to raise the question before cast a vote and shareholders or their proxies who would like to express their opinion please raise their hands and inform the full name. In case of proxy, each a proxy had to inform name of the shareholder who appointed him or her before expression of his or her opinion or casting vote in the meeting.
3. Each shareholder had one vote for each share held.
4. Casting vote method was based on one share have one vote. The meeting agreed that the shareholders who would like to vote disapprove or abstain from voting on any item should mark on disapprove or abstain and sign on it then the ballots were collected by the Company's officers for each item and the Company will calculate the approval votes by deducting the votes for disapprove and abstain from the total eligible votes in the meeting. If there was no any objection or other comments from shareholders, it deemed that the meeting agreed on it.
5. According to the AGM guidelines for good governance, on the item no. 7, to consider and approve the appointment of directors to replace those who will retire by rotation in 2009, the Company' s officers collected all ballots from the shareholders (whether it specifies approve, disapprove or abstain) to calculate the votes. All ballots were collected by the Company's officers in order to conclude the resolution. The shareholders who already

indicated their vote in the proxy form, the proxy did not receive the ballot upon registration and the resolution was based on their vote as indicated in the proxy form.

6. The meeting agreed that the resolution of each item will show on the screen and the shareholders have to clearly mark on the ballot otherwise it shall be deemed void.

The officer informed the shareholders that there were 104 shareholders present in person and by proxy representing 3,117,064,947 shares or 97.38% of total issued shares of the Company (3,201,066,604) and such proxy included 11 shareholders who attended by proxy to independent director of the Company representing 3,093,908,164 shares or 96.65 % of total issued shares of the Company . The Company's officer stated that the total number of shareholders and proxies present represented no less than one-third of the total issued shares, thereby constituting a quorum according to the Company' s Articles of Association.

Dr. Virach Aphimeteetamrong, the Chairman of the meeting, declared the meeting duly convened.

Item No. 1 Matters to be informed

-None-

Item No. 2 To consider and adopt the Minutes of the Annual General Meeting of Shareholders for 2008, held on April 22, 2008

The Chairman proposed that the shareholders adopt the Minutes of the Annual General Meeting of Shareholders for 2008, held on April 22, 2008, as recommended by the Board. The minutes had been prepared and sent to the Stock Exchange of Thailand within 14 days from the date of the meeting, publicly disclosed on the Company's website (www.shincorp.com) and submitted to the Ministry of Commerce within the period required by law. As the Minutes of the Annual General Meeting of Shareholders for 2008, held on April 22, 2008 had been correctly recorded, then the Chairman asked the shareholders to consider all 21 pages of the minutes one by one as shown in Enclosure 1 of the invitation letter of the Annual General Meeting of Shareholders for 2009.

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

The officer informed the meeting that anyone who disagree with the minutes or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted.

Without such intention, the resolution will be calculated based on the registered voting.

Resolution The meeting resolved to adopt the Minutes of the Annual General Meeting Shareholders for 2008, held on April 22, 2008 as presented, by unanimously votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

Approved:	3,117,068,347	Shares, representing	100%
Disapproved:	0	Shares, representing	0%
Abstained	0	Shares, representing	0%

Item No. 3 **To consider and adopt the Board of Directors' report on the Company's operating results for 2008**

The Chairman assigned Mr. Somprasong Boonyachai, Chairman of the Executive Committee, to report the Company's operating results for 2008 along with the significant changes that had occurred during the year and the Company's financial statements for 2008. The details were provided in the Annual Report for 2008 as shown in Enclosure 2 of the invitation letter of the Annual General Meeting of Shareholders for 2009. Mr. Somprasong Boonyachai then summarized the followings to the meeting:

Major changes and key events in 2008

- In 2008, the Company was able to get back to pay dividend as usual. The company intends to pay regular dividend in cash at the same timing as in the past. For 2008 results, the Company announced two interim dividends totaling 2.40 baht per share, totaling of 7,683 million baht.
- The Company continues to focus on telecommunications and media business which the Company has expertise. Therefore, the Company had sold its investment in Payment Solution which is a non-core business in 2008.
- The Company support the new businesses related to the Company's telecommunication businesses as follows:
  - International direct dialing service which operated by AIN GlobalComm Co., Ltd.
  - The launch of satellite dish set "DTV" by DTV Service Co., Ltd. The accumulated sales at the end of 2008 was 346,000 sets.
- The Company, together with Advanced Info Service Plc. (the "AIS"), has been preparing for the application of the third generation mobile telephone service license (3G) which is expected to commence in 2009 including the preparation of funding plan for such investment.

- Social contribution is a crucial commitment. The Company has continually made as evidenced by a wide array of social activities.
  - "Camp Sanook Kid with Shin Corp" has organized activities that encourage learning, imagination and creative thinking among young people throughout the past eight years. In the ninth year, the new program "Sufficient Economy to inspire Participatory Learning" will also apply His Majesty the King's "Sufficiency Economy Philosophy". The project was also implemented at 10 schools in 10 different provinces across the country. In addition, there were over 500 students from 20 universities countrywide participating in the program.
  - The "Thai Literature Conservation Contest" to promote the appreciation and preservation of the Thai identity. This year the Company receives the royal grace from Her Royal Highness Princess Maha Chakri Sirindhorn bestowing upon the Royal Trophy for the winner.
  - The "Forestation and Water Source Conservation" which planned to be continued from 2008-2012, has invited people to plant trees at three Royal Development Centers in 2009.
    - Kung Krabaen Bay Royal Development Study Center, Chantaburi
    - Khaohinsorn Royal Development Study Center, Chachoengsao
    - Phu Phan Royal Development Study Center, Sakonnakhon

The Company's operating results

The Company's 2008 Financial Statements (cost method)

- **Statements of Income** The Company had total revenue of 8,068 million baht, mostly from dividend income of 8,003 million baht. The Company had operating costs and others expenses amounted to 270 million baht, and impairment loss on investment amounted to 87 million baht The net profit increased due to there was no impairment loss from Capital OK after the divestment in 2007. Therefore, the Company's earning before interest and tax in 2008 was 7,711 million baht and the net profit was 7,711 million baht.
- **Balance Sheets** The Company had total assets in 2008 of 14,330 million baht along with 1,727 million baht in cash and cash equivalents. The investment in subsidiaries, affiliates and joint ventures was 12,502 million baht. The Company's liabilities were 66 million baht, shareholders' equity had capital, capital surplus and others were 13,898 million baht, and retained earning at the end of 2008 were 365 million baht, a decreased due from dividend payment during the year.

The Company's 2008 Consolidated Financial Statements

- **Statements of Income** The Company had revenue from sale of goods and services of 8,918 million baht, and the profit sharing from investment of 6,785 million baht. The Company had

the total revenue of 15,876 million baht. The revenue from sale of goods and services decrease from 2007 due to ITV ceased its operation in March 2007 and there was revenue from Capital OK Co., Ltd. before disposal in December 2007. The Company had earning before interest and tax of 5,422 million baht and the net profit of 5,649 million baht.

- **Balance Sheets** The Company had total asset of 63,255 million baht. Cash and cash equivalents was 3,772 million baht, a decreased from the year 2007 due mainly to SHIN's dividend payment and THCOM's loan repayment. The Company had short term loan and long term loan which will become due within 1 year of 1,590 million baht and long term loan of 7,726 million baht, decreased as a result of loan repayment of Thaicom. The Company had total liabilities at the end of 2008 of 16,694 million baht, a decrease of 5% from last year.
- **Net Profit from each business for 2008,** Those derived from: loss from Shin Corporation Public Company Limited amounting to 204 million baht; profit from Advanced Info Service Public Company Limited amounting to 6,717 million baht; loss from Thaicom Public Company Limited amounting to 270 million baht; and loss from ITV Public Limited Company amounting to 445 million baht (mainly was an accrued interest from unpaid concession fee), so these effect to the Company to have income before recognized of gain or loss on sale of investment and impairment loss on investment of 5,709 million baht. The Company has net profit for the year 2008 in accordance with the consolidated financial statements in an amount of 5,649 million baht.

Operating results of the Company's subsidiaries and affiliates

Advanced Info Service Plc. and its subsidiaries

Consolidated (Million Baht)	2008	2007	% Change
Revenue from sales and services	110,792	108,454	2%
Operating profit	27,548	24,930	11%
Net profit	16,409	16,290	1%
Normalized net profit	18,760	17,457	7%
Total assets	128,081	128,942	(1%)
Total liabilities	54,646	53,481	2%
Total equity	73,436	75,461	(3%)

- Subscribers at the end of 2008 of 27.3 million increased by 3.2 million or 13% from 2007, accounted around 44.2% subscriber market share, with 52% service revenue market share.
- Operating profit increased 11% mainly due to the decrease of selling and administrative expense from ceased recognition of goodwill amortization of Digital Phone Co., Ltd.,

decrease in the provision of bad debt, and decrease in marketing expense.

- 2008 net profit was 16,409 million baht, slightly increased by 119 million baht from 2007, due mainly to the goodwill impairment of 3,553 million baht. Normalized net profit was 18,760 million baht, increase by 7% from 2007 due mainly to solid revenue growth, healthy subscriber base which turned into lower provision for bad debt, and efficient cost control that helped reduce operating expenses.

Thaicom Plc. and its subsidiaries

Consolidated (Million Baht)	2008	2007	% Change
Revenue from sales and services	7,013	6,435	9%
Operating profit (loss)	(289)	(560)	48%
Net profit (loss)	(713)	3,040	(123%)
Normalized net profit (loss)	(455)	(1,535)	70%
Total assets	28,421	30,101	(6%)
Total liabilities	12,318	13,417	(8%)
Total equity	16,103	16,684	(3%)

- Revenue increased by 9% from last year due to growth in IPSTAR revenue and higher transponder leased for conventional satellite in addition to rise in DTV satellite dish sale. However, the revenue from telephone businesses decreased following the sales of 49% in Shenington in July 2007. However, the impact was not substantial as it was offset by the growth of telephone subscribers.
- Net loss was 713 million baht, decreased from a net profit of 3,040 million baht in 2007. Excluding the gain on sales of investment in 2008 and the gain (loss) on exchange, there was an improvement in normalized net result.

All the details of the operating results for 2008 were published in the Company's Annual Report for 2008, which had been sent to all shareholders with the notice of this meeting.

The shareholders were asked to consider and adopt this item on the agenda as presented.

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the vote counted.

Without such intention, the resolution will be calculated based on the registered voting.

Resolution The meeting adopted the Board of Directors' report on the Company's operating results for 2009 as presented by unanimously votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

Approved:	3,117,081,247	Shares, representing	100%
Disapproved:	0	Shares, representing	0%
Abstained	0	Shares, representing	0%

Item No. 4 To consider and approve the Balance Sheets and Income Statements for the year ended December 31, 2008

The Chairman assigned Mr. Somprasong Boonyachai, Chairman of the Executive Committee, to report the Balance Sheets and Income Statements for the year ended December 31, 2008 to the meeting. Mr. Somprasong Boonyachai then informed the meeting that according to the *Public Company Act B.E. 2535*, the company must prepare a balance sheets and statements of income at the end of each fiscal year, which have been audited by an external auditor, and submit these to the shareholders' meeting for approval.

Accordingly, the Board agreed to proposed that the Annual General Meeting of Shareholders approved balance sheets and income statements for the year ended December 31, 2008 as presented in Item No.3, which had been reviewed by the Audit Committee and examined by Mr. Winid Silamongkol (CPA [Thailand] No. 3378), the auditor of KPMG Phoomchai Audit Ltd. (KPMG) for the shareholders' approval. All the details were shown in the Company's Annual Report for 2008 (page nos. 146 -260), which can be found in Enclosure 2 of the invitation letter of the Annual General Meeting of Shareholders for 2009.

The shareholders were asked to consider and approve the balance sheets and income statements for the year ended December 31, 2008.

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting.

Resolution The meeting approved the Balance Sheets and Income Statements for the year ended December 31, 2008 as presented by unanimously votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

Approved:	3,117,081,547	Shares, representing	100%
Disapproved:	0	Shares, representing	0%
Abstained	0	Shares, representing	0%

Item No. 5 To consider and approve the appropriation of the net profit for dividend payments

The Chairman assigned Mr. Somprasong Boonyachai, Chairman of the Executive Committee, to report this item to the meeting. Mr. Somprasong Boonyachai then informed the meeting about the details of the dividend payment in agenda Item No. 5.1 and 5.2, which were in accordance with the Company's policy to pay a dividend of not less than 40 percent of its net profit if there is no necessary reason and this payment will not have any critical impact on the Company's business. The Board proposed to the meeting to consider and approve dividend payment as detailed below:

5.1 The Board proposed that the shareholders' meeting approve the appropriation of net profit as an annual dividend of 2.40 baht per share totaling 7,683 million baht for the year 2008, as detailed below:

No.	Performance Period	Payment Date	Dividend Payment (Baht/Share)
1	1 January 2008 - 10 April 2008	12 May 2008	1.25
2	11 April 2008 – 13 August 2008	11 September 2008	1.15
		รวม	2.40

Since the Company had already paid two interim dividends shown above during 2008, (the Annual General Meeting of Shareholders for 2008 approved the first interim dividend payment on April 22, 2008 and the Board approved the second interim dividend payment on August 14, 2008) therefore there was no additional annual dividend payment be made from the year 2008 results.

5.2 The Board proposed an interim dividend, as paid in the previous year, in line with the Company's practice to distribute a dividend when received from its investments. The company is complying with the Company's policy to continue regular dividend payments and pass these on to the shareholders.

The Board has therefore proposed that the shareholders' meeting approve an additional interim dividend due to at the Annual General Meeting of Shareholders of Advance Info Service Plc., on April 8, 2009 passed a resolution to pay a dividend of 3.30 baht per share and the Company recognized the dividend as income of 4,105 million baht on that date (SHIN holds a 42.67% stake as of December 31, 2008). This dividend was recorded in the interim financial statements for the period Jan 1, 2009 – April 9, 2009, which had not yet been audited or reviewed by the external auditor. The details, which are shown below, had been distributed to all shareholders before the meeting.

Interim Financial Statements (Cost Method)

For the period January 1,2009 – April 9, 2009

Unit: Million Baht

	(Unaudited & Unreviewed)	
Statements of Income	Actual	Pro Forma [(1)]
Revenues		
Dividend income	4,170[(2)]	4,170
Other income	14	12
Total Revenues	4,184	4,182
Expenses		
Selling & admin expenses	79	71
Total expenses	79	71
Net profit for the period	4,105	4,111
Earning per share (Baht)	1.28	1.28

(1) Enclosed 3 of invitation letter for 2009 AGM

(2) Dividend from Advance Info Service Plc. of 3.30 baht per share as approved in its shareholders' annual general meeting on April 8, 2009

Unit: Million Baht

	(Unaudited & Unreviewed)	
Balance Sheets	Actual	Pro Forma [(1)]
Assets		
Cash and cash equivalents	1,624	1,635
Accrued dividend	4,170	4,170
Investments in subsidiaries, associates and joint ventures	12,502	12,502
Other assets	102	99
Total assets	18,398	18,407
Liabilities and shareholders' equity		
Total liabilities	30	33

Shareholders' equity		
Share capital	3,201	3,201
Premium on share capital	10,197	10,197
Retained earnings		
Legal reserve	500	500
Retained earnings - Unappropriated	4,470	4,476
Total shareholders' equity	18,368	18,374
Total liabilities and shareholders' equity	18,398	18,407

(1) Enclosed 3 of invitation letter for 2009 AGM

The Company's financial statements by the cost method for the period January 1, 2009 – April 9, 2009 showed a net profit of 4,105 million baht and unappropriated retained earnings of 4,470 million baht, the Company would be able to pay an interim dividend for the period January 1, 2009 – April 9, 2009.

The Board had agreed to propose an interim dividend for 2009 of 1.25 baht per share, totaling of 4,001 million baht, and reserve the remaining amount for working capital. The details of the proposed dividend payment were shown in the table below:

Item No.	Performance period	Dividend per share (Baht)	Dividend payment (Million Baht)	Remarks
5.1	January 1,2008– December 31,2008	2.40	7,683	It was paid as the interim dividend during 2008
5.2	January 1,2009 – April 9,2009	1.25	4,001	The payment will be made on 6 May,2009

The closing date of the share registration book to determine the shareholders who are eligible to receive the dividends listed in Item No. 5.2 is April 23, 2009, and the dividend will be paid on May 6, 2009.

The shareholders were asked to consider and adopt the following matters:

5.1 To consider and approve the appropriation of the net profit for 2008 as the annual dividend for 2008

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting

Resolution The meeting approved that no additional annual dividend payment be made from the year 2008 results and acknowledged the interim dividend payments paid during the year 2008 as presented by unanimously votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

Approved:	3,117,081,774	Shares, representing	100%
Disapproved:	0	Shares, representing	0%
Abstained	0	Shares, representing	0%

5.2 To consider and approve the appropriation of the net profit for the period Jan 1,2009 – Apr 9, 2009 as the interim dividend payment

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting

Resolution The meeting approved the appropriation of the net profit for the period Jan 1, 2009 – Apr 9, 2009 as the interim dividend payment as presented by unanimously votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

Approved:	3,117,081,774	Shares, representing	100%
Disapproved:	0	Shares, representing	0%
Abstained	0	Shares, representing	0%

Item No. 6 **To consider and approve the appointment of the Company's external auditors and to fix their remuneration for 2009**

The Chairman assigned Mr. Somchai Supphatada, Chairman of the Audit Committee, to report this matter to the meeting. Mr. Somchai Supphatada then informed the shareholders that according to Section 120 of the *Public Limited Companies Act B.E. 2535*, the appointment of the Company's external auditors and their audit fee must be approved at the Annual General Meeting. Mr. Somchai Supphatada proposed to the meeting for approval in item 6.1 – Appointment of Auditor of the Company for 2008, and item 6.2 – Auditor Remuneration for 2009.

The Board of Directors had agreed with the Audit Committee to propose the appointment of KPMG Phoomchai Co., Ltd., one of four leading international audit firms, as the Company's external auditors for 2009 for the second consecutive year because KPMG has high standards and considerable expertise. KPMG's performance in 2008 was satisfactory and the firm has agreed to charge the same fees for 2009. The Board had agreed to propose that the shareholders' meeting approve the reappointment of auditors from KPMG as the Company's external auditors for the year 2009. The name list of auditors is as follows:

1. Mr. Supot Singhasaneh	CPA (Thailand) No. 2826
2. Mr. Winid Silamongkol	CPA (Thailand) No. 3378
3. Miss Somboon Supasiripinyo	CPA (Thailand) No. 3731
4. Mr. Charoen Phosamritlert	CPA (Thailand) No. 4068

Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG can delegate another one of its certified public accountants to conduct the audit. KPMG has been appointed as the external auditor of the Company's subsidiaries and associates for year 2009. The four auditors mentioned above are completely independent from the Company, its subsidiaries, management, major shareholders and all related persons. However, the Company's subsidiaries had paid service fee for the reviewing of financial statements beside the audit fee to KPMG amounting of 80,000 baht.

The proposed audit fee for 2009 shall not exceed 2.19 million baht (the same as the previous year). The Company does not expect any other significant service fee to be paid to KPMG during 2009.

Million Baht

Audit fee and other fees	2009 (Proposed year)	2008
Audit fee	2.19	2.19
Other fees	-	-

The shareholders were asked to consider and adopt the following matters:

6.1 **To consider and approve the appointment of the Company's external auditors for 2009**

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting

Resolution The meeting approved the appointment of the Company's external auditors for 2009 as presented by unanimously votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

Approved:	3,117,081,774	Shares, representing	100%
Disapproved:	0	Shares, representing	0%
Abstained	0	Shares, representing	0%

6.2 **To consider and approve the remuneration of the Company's external auditors for 2009**

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting

Resolution The meeting approved the appointment of the remuneration of the Company's external auditors for 2009 as presented by unanimously votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

Approved:	3,117,082,774	Shares, representing	100%
Disapproved:	0	Shares, representing	0%
Abstained	0	Shares, representing	0%

Item No. 7 To consider and approve the appointment of directors to replace those who will retire by rotation in 2009

In order to ensure transparency in the voting procedure, the Chairman informed the shareholders that the directors who due to retire by rotation were directly involved with this item on the agenda, so all three of them temporarily left the meeting room until this matter had been considered and resolved. The Chairman, as the retired director, asked the meeting to consider assigning of Mr. Somchai Supphatada, Chairman of the Audit Committee, to temporally conduct the meeting and there was no objection on this. Subsequently, Mr. Somchai Supphatada informed the meeting as follows:

According to Section 18 of the Company's Articles of Association, at every annual general meeting of shareholders, one-third of the Board of Directors, namely those people who have been in office the longest, must be retired by rotation. However, the retiring directors are eligible for re-election. The following directors had to retire by rotation in 2009:

1. Dr. Virach Aphimeteetamrong	Chairman of the Board of Directors and Independent Director
2. Mr. Somprasong Boonyachai	Authorized Director, Chairman of the Executive Committee, Member of the Leadership Development and Compensation Committee, Member of the Nomination and Governance Committee, Member of the Strategic and Organization Review Committee
3. Mr. Arak Chonlatanon	Authorized Director, Member of the Executive Committee, Member of the Strategic and Organizational Review Committee
4. Position previously held by Mr. Boonklee Plangsiri	Director who resigned on April 1, 2008.

The Board, with the exception of the directors due to retire by rotation, has agreed with the Nomination and Government Committee and proposed that the shareholders' meeting approve the reappointment of all three retired directors to the same positions for another term of office.

Each director's personal details including age, percentage of shareholding, educational background, work experience, Board of Directors' meeting attendance record, and contributions to the Company had been distributed to the shareholders before the meeting and can be found in Enclosure 5 of the invitation letter of the Annual General Meeting of Shareholders for 2009. Furthermore, the requirements for the Company's independent directors are stricter than those stipulated in the regulations of the Capital Market Supervisory Board. The Company's definition of an independent director is shown in Enclosure 7 of the invitation letter of the Annual General Meeting of Shareholders for 2009.

The Company had informed at the Annual General Meeting of Shareholders for 2008 that it would search for a new director to replace Mr. Boonklee Plangsiri in order to maintain the current size of the Board at ten members. However, since the Nomination and Governance Committee has come to the conclusion that the current composition, expertise and size of the Board are adequate for the Company's size and the current business environment. The Committee did not propose a new director to replace Mr. Boonklee Plangsiri. The Board had considered and acknowledged the reducing the number of board seats from ten to nine.

The election of the Company's directors is determined by a majority of votes in accordance with Article 17 of the Company's Articles of Association.

The officer informed the meeting that, the Company's officers will collect all ballots from the shareholders (whether it specifies approve, disapprove or abstain) to calculate the votes and conclude the resolution for the consideration and approval of the reappointment of Dr. Virach Aphimeteetamrong, Mr. Somprasong Boonyachai and Mr. Arak Chonlatanon to the same positions for another term of office.

The Chairman asked the meeting to consider and approve the reappointment of directors who were due to retire by rotation in 2009 as follows:

1. **The Shareholders were then asked to consider the reappointment Dr. Virach Aphimeteetamrong to the same positions for another term of office.**

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

<u>Resolution</u> The meeting approved the reappointment of Dr. Virach Aphimeteetamrong to the same positions for another term of office by simple majority votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

Approved:	3,117,082,458	Shares, representing	100%
Disapproved:	0	Shares, representing	0%
Abstained	2,000	Shares, representing	0%

2. The shareholders were then asked to consider the reappointment of Mr. Somprasong Boonyachai to the same positions for another term of office.

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

Resolution The meeting approved the reappointment of Mr. Somprasong Boonyachai to the same positions for another term of office by simple majority votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

Approved:	3,117,082,460	Shares, representing	100%
Disapproved:	0	Shares, representing	0%
Abstained	2,000	Shares, representing	0%

3. Finally, the shareholders were then asked to consider the reappointment Mr. Arak Chonlatanon to the same positions for another term of office.

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

Resolution The meeting approved the reappointment of Mr. Arak Chonlatanon to the same positions for another term of office by simple majority votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

Approved:	3,117,082,460	Shares, representing	100%
Disapproved:	0	Shares, representing	0%
Abstained	2,000	Shares, representing	0%

After the resolution was announced, Dr. Virach Aphimeteetamrong, Mr. Somprasong Boonyachai and Mr. Arak Chonlatanon returned to the meeting.

Item No. 8 **To consider and approve the remuneration for the Company's Board of Directors for 2009**

The Chairman assigned Mr. Somprasong Boonyachai, a member of the Remuneration Committee, to report this matter to the meeting. Mr. Somprasong Boonyachai informed the shareholders that, According to Clause 16 of the Company's Articles of Association, the

Company's directors are eligible to receive remuneration in the form of a monthly retainer, meeting fee, expense allowance and bonus.

The Board had agreed with the Remuneration Committee to consider directors' remuneration in a manner equitable with the market and industry standards, and commensurate with each member's responsibility and performance, in order to attract, motivate and retain qualified directors.

The Board proposed that the shareholders' meeting approve that the remuneration budget for the Board and its committees in 2009 should be set at not more than 18 million baht, a decrease of 2 million baht from 2008, and the remuneration policy remain unchanged, whereby only the Chairman of the Board, independent directors and non-executive directors are eligible to receive a monthly retainer, meeting fee and bonus. The policy is as follows:

Director	Remuneration (Baht) 2009 (Proposed Year)		
	Monthly Retainer	Meeting Fee	Bonus
The Board of Directors			
Chairman	300,000	-	✓
Member	75,000	25,000	✓
Audit Committee			
Chairman	25,000	25,000	✓
Member	-	25,000	✓
Other Committees			
Chairman	10,000	25,000	✓
Member	-	25,000	✓

- The Chairman of the Board shall receive a monthly retainer of 300,000 baht and an annual bonus but shall not receive a meeting fee or any other remuneration for the position of chairman or member of a board committee.
- Directors shall receive a monthly retainer of 75,000 baht, an annual bonus and a meeting fee of 25,000 baht for each board or board-committee meeting.
- The Chairman of the Audit Committee shall receive an additional monthly retainer of 25,000 baht and the chairmen of other board committees shall receive an additional monthly retainer of 10,000 baht.

- Executive directors shall not receive any remuneration as members of the Board.

The remuneration policy for 2009 remains the same as last year and the Board is authorized to determine the necessary conditions and set out the details as appropriate.

The roles, duties and responsibilities of the Board and its committees are shown in the section on the Company's management structure in the Annual Report for 2008 (page nos. 58-72), which can be found in Enclosure 2 of the invitation letter of the Annual General Meeting of Shareholders for 2009.

During 2008, the total directors' remuneration was 16,240,000 baht. The details are shown in the Annual Report for 2008 (page nos. 58-72), which can be found in Enclosure 2 of the invitation letter of the Annual General Meeting of Shareholders for 2009.

The shareholders were then asked to approve the remuneration for the Company's Board of Directors in 2009.

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting

Resolution The meeting approved the remuneration for the Company's Board of Directors in 2009 as proposed by unanimously votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

Approved:	3,117,084,460	Shares, representing	100%
Disapproved:	0	Shares, representing	0%
Abstained	0	Shares, representing	0%

Item No. 9 Other business

The Chairman asked the meeting if there were any questions.

Two shareholders raised the questions below:

Shareholder (Mr. Natthakit Soontronbura) According to the closing date of share registration book to determine the shareholders who are eligible to receive the dividend, the Company had

	determined it on April 23, 2009, and this will take thirteen days from the Annual General Meeting of Shareholder ("AGM") date. In the future, would the Company consider accelerating the closing date by determining it within 7 days from the AGM date?
Ms. Nidchanun Santhavesuk (President)	The Company will consider this recommendation. However, it depends on related legal processes. The Company will take further actions if it compliance with all rules and regulations.
Shareholder (Mr.Nopphadol Phansamrut)	According to the report by Mr. Somprasong stated that AIS will invest in 3G technology, how would 3G investments affect the future dividend? Will 2009 dividend payment be similar to the previous years?
Mr. Somprasong Boonyachai, Chairman of the Executive Committee	The Company would not be affected by the 3G investment because AIS will be an investing legal entity. Acquiring and investing in 3G technology would increase AIS's potential. Since, AIS has strong governance policies as well as its AA credit ranking, AIS would have potential to raise fund from the money market. Therefore, the dividend received from AIS should not have any effect. For 2009 dividend, since the Company had paid interim dividend at 1.25 baht per share, the total dividend payment for the year 2009 could be similar to the year 2008.
Shareholder (Mr.Natthakit Sunthornbura)	According to the research from various brokers, it was expected that AIS will pay total dividend at 6.30 baht per share including an interim dividend at 3 baht per share. Can the Company confirm whether AIS will pay the dividend at the rate mentions above?
Mr. Somprasong Boonyachai, Chairman of the Executive Committee	The company can not confirm this on behalf of AIS. However, AIS has such policy to pay dividend. The Company also will continue to pass through dividend received from AIS to the Company's shareholders.
Shareholder (Mr.Natthakit Sunthornbura)	Are there any legal issue would have an impact on AIS's acquiring 3G license such as nominee issues?
Mr. Somprasong Boonyachai, Chairman of the Executive Committee	Under current legal circumstance, there is no trouble with that. Evidently, AIS's subsidiary had acquired an international direct dialing service license and this company is in operation.

Shareholder (Mr.Natthakit Sunthornbura)	Worst case scenario for Thaicom, when will Thaicom create profit? Thaicom is required to replace the expired satellite with new 3-year satellite leasing contract to continue its services. Eventually, Thaicom needs to construct its own satellite. It rather is the capital intensive business than dividend pay business. Under such satellite business structure, would Thaicom able to pay any dividend?
Mr. Somprasong Boonyachai, Chairman of the Executive Committee	For the case of Thaicom, I would like to explain in 4 parts 1. Conventional satellite (Thaicom 1,2, and 5) are providing net profits 2. IPSTAR is a large satellite with 6 ton weight, and has potential to exploit new businesses in the future. However, the current utilization is low. 3. Thaicom's subsidiaries in Lao and Cambodia have good performance and consistently pay dividend to Thaicom. 4. CS LoxInfo Co., Ltd.; Thaicom's subsidiary and listed company in the Stock Exchange of Thailand, has high dividend payout ratio. After the consideration the above parts, IPSTAR is the only one that holds Thaicom's performance. However, IPSTAR has potential to generate profits in the future. All Thaicom's managements are working hard and try to expedite the improvement and penetrate the market.

There was no other business proposed to the shareholders. The Chairman of the meeting expressed his sincere thanks to the shareholders for attending this shareholders' meeting. The meeting adjourned at 11:30 a.m.

- (signed) -

Dr. Virach Aphimeteetamrong

Chairman of the Meeting

Minutes prepared by

- (signed) -

Mr. Wichai Kittiwittayakul

Company Secretary

Remark: As some of the shareholders arrived at the meeting after it had begun, starting from Item No. 2 until the meeting adjourned, there were 121 shareholders and proxies present, representing 3,117,084,460 shares or 97.38 % of the total issued shares.